David S. Hunt email: dh@hunt-pc.com	THE HUNT LAW CORPORATION A Professional Corporation 66 Exchange Place Salt Lake City, Utah 84111	Telephone: (801) 355-7878 Facsimile: (801) 906-6164

December 5, 2007

Securities & Exchange Commission

Washington, DC 20549

Re:

Daybreak Oil and Gas, Inc.

Registration Statement on Form SB-2

File No. 333-135843

To Whom It May Concern:

This office represents Daybreak Oil and Gas, Inc. Inasmuch as the board of directors deems that the cost of registering these securities outweighs the benefit to the stockholders, and pursuant to unanimous resolution of the board of directors, Daybreak Oil and Gas, Inc. hereby withdraws its Registration Statement on Form SB-2, originally filed on July 28, 2006. Thank you for your attention in this matter.

Respectfully,

/s/ David S. Hunt

David S. Hunt

Attorney for Daybreak Oil and Gas, Inc.